Logistic Properties of the Americas Advances Capital Reallocation Strategy with Costa Rica Asset Sale

Sale of stabilized, non-core property monetizes a mature asset, contributing additional investment capital to fund LPA’s expansion into Mexico

SAN JOSÉ, Costa Rica – September 21, 2026 - Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, "LPA" or the "Company") announced today the sale of Bodegas Aurora, a stabilized, non-core logistics property in Heredia, Costa Rica, for a gross purchase price of US$6.6 million. The transaction reflects LPA’s active portfolio management approach of monetizing certain mature assets and redirecting the resulting capital toward higher-return opportunities, primarily in Mexico.

Bodegas Aurora comprises approximately 103,440 square feet of net rentable area across two multi-tenant logistics buildings in Aurora, Heredia, one of Costa Rica’s established industrial submarkets. The property is leased to a diverse base of tenants spanning the manufacturing, retail, consumer goods, office and logistics sectors and currently generates approximately US$560,000 of annual net operating income.

LPA intends to redeploy most of the sale’s net proceeds into investment opportunities focused on growing the Company’s Mexico platform.

Esteban Saldarriaga, Chief Executive Officer of LPA, said: “The sale of Bodegas Aurora demonstrates the discipline with which we manage our regional property portfolio. Although the asset is stable and performs well, it is no longer core to the unique cross-border platform that we are methodically expanding. This latest divestment enables us to crystallize more of the value we have created and put that capital to work in Mexico, where the opportunity set is broader and the growth runway is considerably longer.”

Luis Carlos Conejo, Country Manager for Costa Rica, added: “Since acquiring Bodegas Aurora in 2020, we have significantly increased its occupancy, strengthened the tenant mix and stabilized the property’s cash flows. With that work completed, now is the right moment to capture more value through active asset management that also focuses our Costa Rica portfolio on assets that are the strongest long-term strategic fit for LPA’s regional platform.”

The sale of the Bodegas Aurora property is expected to follow the pending sale of Parque Logístico Lima Sur in Peru, further advancing LPA’s capital reallocation strategy: actively managing the Company’s property portfolio by recycling capital resulting from the divestment of mature or non-core assets and directing it toward opportunities with stronger long-term growth profiles and higher return potential.

The all-cash transaction is structured as a direct asset transfer and remains subject to confirmatory due diligence and customary closing conditions, with its closing expected in the fourth quarter of 2026.

About Logistic Properties of America

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of June 30, 2026, LPA’s operating and development portfolio comprised 34 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 580,136 square meters (or approximately 6.2 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.
Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com